Exhibit (a)(3)

FORM OF CONFIRMATION TO OPTIONEES ELECTING
TO PARTICIPATE IN THE OFFER TO EXCHANGE

To             [OPTION HOLDER]

This message confirms that on ___________, 2001, Mentor Graphics Corporation cancelled an option to purchase [NUMBER] shares, which you submitted for exchange under your Option Exchange Election Form. Mentor Graphics Corporation will grant you a new option to purchase [NUMBER] shares, with the terms and conditions described in the Offer to Exchange, on July 2, 2002, subject to your continued employment at Mentor Graphics Corporation and the other terms set forth in the Offer to Exchange.

If you have any questions about this message, please contact Shirley Platt by email at shirley_platt@mentor.com, or by telephone at (503) 685-1529.

Thank you,

Dean M. Freed